Exhibit 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in this Exhibit 99.D to Uruguay’s annual report on Form 18-K for the fiscal year ended December 31, 2023 (the “Annual Report”).

REPÚBLICA ORIENTAL DEL URUGUAY

Territory and Population

In December 2024, the National Institute of Statistics published the final results of the 2023 national census, which reported that Uruguay had a population of 3,499,451 people, of which approximately 53% identified as female and 47% identified as male. The annual population growth is estimated at 0.2%.

As for its geographical distribution, Uruguay’s population residing in urban areas represented 96% while its rural population represented 4% of its total population. In terms of ethnic diversity, 88% identified as white, 10.6% as of African descent and 6.4% as having indigenous ancestry.

As compared to the 2011 national census, the 2023 national census has reflected (i) a decrease in the average number of children per woman, from 1.8 in 2011 to 1.7 in 2023, (ii) a three-percentage point increase in the population gaining a university degree, from 9.6% in 2011 to 12.6% in 2023, and (iii) a 0.7% decrease in mortality rate and a 36.9% decrease in birth rates.

Constitution, Government and Political Parties

The presidential election was held on October 27, 2024. Mr. Yamandú Orsi, from Frente Amplio, received 43.9% of the votes cast, followed by Mr. Álvaro Delgado, from Partido Nacional, who received 26.8% of the votes cast. Mr. Orsi and Mr. Delgado participated in the runoff election on November 24, 2024, with Mr. Orsi from the Frente Amplio party winning with 49.8% of the votes cast. Mr. Orsi will take office on March 1, 2025.

Congressional elections were also held on October 27, 2024, in which the Frente Amplio party obtained the majority of seats in the Senate. The congressional representation of each of the parties elected for the 2025-2030 term is as follows:

Senate and Chamber of Deputies

	Senate		Chamber of Deputies
Political Party	Seats	%	Seats	%
Frente Amplio	17	54.8%	48	48.5%
Partido Nacional	9	29.0%	29	29.3%
Partido Colorado	5	16.1%	17	17.2%
Cabildo Abierto	—	—	2	2.0%
Identidad Soberana	—	—	2	2.0%
Partido Independiente	—	—	1	1.0%

Total (1)	31	100.0%	99	100.0%

(1)

The Vice President, currently Mrs. Beatriz Argimón Cedeira of the Partido Nacional, occupies the thirty-first seat in the Senate. In the November 2024 elections, Mrs. Carolina Cosse, from Frente Amplio, was elected Vice President.

Foreign Policy and Membership in International and Regional Organizations

European Union and Mercosur

On December 6, 2024, the President of the European Commission, Mrs. Ursula von der Leyen, announced that following meetings held in Montevideo, the European Union and the Mercosur agreed on a series of terms for a free trade agreement. The presidents of Argentina, Brazil, Paraguay, Uruguay and a delegation representing the European Union participated in the negotiations.

The proposed agreement would establish a free trade zone encompassing approximately 800 million people and provide for political and commercial cooperation while reaffirming commitments to democracy, human rights protection, and sustainable development. As of the date of this amendment to the Annual Report, negotiations were ongoing regarding the specific terms of the agreement.

United Arab Emirates and Mercosur

In 2024, Mercosur initiated negotiations with the United Arab Emirates, primarily conducted through technical groups and addressing market access for goods, rules of origin, sanitary and phytosanitary measures, technical barriers to trade, services, and legal matters. As of the date of this amendment to the Annual Report, negotiations were ongoing and are expect to conclude in 2025.

THE ECONOMY

Role of the State in the Economy

Plebiscite on Social Security Reform

On October 27, 2024, a plebiscite was held to vote on the social security reform proposed by Uruguay’s major trade union (the “PIT-CNT”). The PIT-CNT’s reform proposed, among other measures, to enshrine in the Constitution a minimum retirement age of 60 years (down from the current 65), align minimum pensions with the national minimum wage and give the Uruguayan State a monopoly over the social security system and eliminate the pension fund administrators. The proposal was rejected, as it did not achieve the required majority in the plebiscite.

Plebiscite on Night Raids

On October 27, 2024, a plebiscite was also held to vote on proposed amendments to Article 11 of the Constitution, which prohibits nighttime searches and seizures of homes. The reform was not approved due to the required majority not being reached in the plebiscite.

Memorandum of understanding between ANCAP and HIF

On December 28, 2024, the state-owned oil company, Administración Nacional de Combustibles Alcohol y Pórtland (“ANCAP”), through its subsidiary Alcoholes del Uruguay (“ALUR”), entered into an agreement with HIF Global to implement a green hydrogen and synthetic fuels project in the Department of Paysandú. The project represents an estimated investment of approximately US$6 billion and aims to produce 700,000 tons of renewable fuels annually. The agreement serves as a preliminary step toward a final investment contract which, if executed, would constitute the largest private investment in the Uruguay’s history, and would generate approximately 3,000 jobs during the construction phase.

Arazatí Project

On January 23, 2025, the government entered into an agreement to launch the Arazatí Project, which entails the construction and operation of a potable water treatment and supply system for the metropolitan area of Montevideo. The project is expected to draw raw water from a new source in the Río de la Plata. It would supplement the treatment capacity of the Aguas Corrientes plant and enhance the supply to Montevideo’s metropolitan water system.

In addition, the Arazatí Project is expected to provide water to several cities in the department of San José. The project is expected to have a net production and supply capacity estimated at 200,000 cubic meters of drinking water per day.

ENVIRONMENTAL, SOCIAL & GOVERNANCE MATTERS

Environmental Policies

In order to promote sustainable development, Uruguay has continued to take significant steps to prioritize environmental conservation and incorporate environmental priorities into economic policy decisions.

In October 2024, Uruguay launched SiGa Ambiente, a program aimed at facilitating and boosting investments that contribute to environmentally sustainable production through a 50% reduction in the fee charged for using the bank credit guarantee provided by the National Guarantee System for Businesses (Sistema Nacional de Garantías Integradas or “SiGa” for its Spanish acronym). The benefit applies to companies covered by a list of eligible investments, including those engaged in the waste management sector and companies making investments that promote environmentally sustainable production.

In November 2024, a bill was submitted to Congress for the creation of the Fund for Climate and Nature (Fondo para el Clima y la Naturaleza), aimed at channeling resources from international donations and potential reductions in interest payments on sustainability-linked sovereign financing instruments with step-down features, to projects focused on the mitigation of greenhouse gases and the conservation of nature.

In November 2024, the Executive Power issued Decree No. 292/2024, approving the Regulations for the Comprehensive Management of Electrical and Electronic Waste (Reglamento para la Gestión Integral de Residuos de Aparatos Eléctricos y Electrónicos), with the objective of protecting the environment from adverse effects arising from the generation and management of electrical and electronic waste.

In December 2024, Uruguay submitted its third Nationally Determined Contribution (“NDC”) to the United Nations Framework Convention for Climate Change pursuant to the Paris Agreement, under which Uruguay set forth its commitment to mitigate climate change. This third NDC reaffirms the commitments made in the second NDC while enhancing the ambition of its objectives, balancing the challenges for Uruguay to pursue a development path that improves the well-being of its population without exceeding emissions caps for each of the main greenhouse gases.

In terms of sustainable mobility, in 2024, the Automotive Trade Association of Uruguay (Asociación del Comercio Automotor de Uruguay) recorded approximately 5,856 electric car sales, representing a 310% increase compared to 2023.

In November 2024, Cerro Arequita and its surrounding area were integrated into the National System of Protected Natural Areas. The area under protection within the SNAP, encompassing 20 designated zones, currently amounts to 340,769 hectares, including both terrestrial and marine areas, which represent 1.07% of the national territory. Including adjacent zones, this figure increases to 383,550 hectares, covering 1.21% of the territory.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

The following table sets forth information regarding GDP and expenditures for the nine-month period ended September 30, 2024, compared to the same period in 2023.

Change in GDP by Expenditure

(physical volume variation from previous year, in 2016 prices)

January-September 2023/2024(1)
Government and Non-Profit Institutions Serving Households (“NPISH”) consumption	2.0%
Private consumption	1.1%
Gross fixed investment	(13.2)%
Exports of goods and services	10.4%
Imports of goods and services	(3.5)%
Total GDP	2.9%

(1)	Preliminary data.

Source: Banco Central.

Uruguay’s real GDP increased 2.9% in the nine-month period ended September 30, 2024, compared to the same period in 2023. Government and NPISH consumption increased by 2.0%, while private consumption increased by 1.1%. Gross fixed investment recorded a 13.2% decrease, mainly driven by a decrease in fixed asset investments and an inventory depletion. Final consumption expenditures increased during this period, mainly due to higher household consumption spending.

Within external demand, the volume of exports of goods and services grew 10.4%, while imports contracted by 3.5%, resulting in an increase in net external demand compared to the same period in 2023.

In November 2024, the Monthly Economic Activity Indicator (“IMAE”) increased by 3.3% compared to November 2023, and decreased by 1.6% in seasonally adjusted terms in the same period.

Principal Sectors of the Economy

The following table sets forth information regarding GDP and expenditures by sector in the nine-month period ended September 30, 2024, compared to the same period in 2023.

Change in GDP by Sector(1)

(volume variation from previous year, 2016 prices)

January-September 2023/2024(1)
Primary activities(2)	12.4%
Manufacturing	(0.5)%
Electricity, gas and water	21.1%
Construction	(2.2)%
Commerce, restaurants and hotels	4.4%
Transportation, storage and communications	2.5%
Financial Services	4.3%
Professional activities and leasing	0.6%
Public administration activities	2.9%
Health, education, real estate and other services	0.9%
Total GDP	2.9%

(1)	Preliminary data.
(2)	Data includes agriculture, livestock, fishing and mining.

Source: Banco Central.

Uruguay’s real GDP year-on-year growth in the nine-month period ended September 30, 2024 was mainly driven by a significant growth in the electricity, gas and water, primary activities, commerce, restaurants and hotels, and financial services sectors, which were partially offset by a decrease in the construction sector.

The electricity, gas and water sector grew by 21.1% in the nine-month period ended September 30, 2024 compared to the same period in 2023, mainly due to an increase in the generation of renewable energies and an increase in exports to Argentina. Moreover, the generation of hydroelectric energy increased as compared to the same period in 2023, predominantly driven by a decline in thermal energy production and the need for imports from Brazil due to the drought that affected the country.

Primary activities grew by 12.4% in the nine-month period ended September 30, 2024, compared to the same period in 2023, mainly due to (i) an increase in forestry activity, which was primarily driven by higher demand for logs for industrial processing following the opening of the third pulp mill, (ii) an increase in the livestock sector activity, with higher milk deliveries and increased slaughter rates, and (iii) improved soybean yield expectations.

The financial services sector grew by 4.3% in the nine-month period ended September 30, 2024 compared to the same period in 2023, driven by a positive impact from financial intermediation services and insurance.

The commerce, restaurants and hotel sector increased by 4.4% in the nine-month period ended September 30, 2024 compared to the same period in 2023, mainly due to growth in wholesale and retail trade services, particularly in the sale of soy products, fuels, motor vehicles, textiles and pharmaceutical products, and, to a lesser extent, due to the sustained domestic demand and a recovery in tourism.

The transportation, storage, information and communications sector grew by 2.5% in the nine-month period ended September 30, 2024 compared to the same period in 2023, primarily attributed to an increase in the production of transportation and storage services, driven by the rise in auxiliary transportation services and, to a lesser extent, the growth in both freight and passenger transport. Additionally, information technology services, bolstered by stronger external demand, also had a positive impact on the transportation, storage, information and communications sector.

The manufacturing sector recorded a 0.5% contraction in the first quarter of 2024, mainly due to lower activity in the oil refinery sector, primarily driven by the maintenance-related closure of the ANCAP refinery that started in the third quarter of 2023. The milling products and beverage sectors also decreased in the first quarter of 2024.

The construction sector decreased during the first quarter of 2024, mainly due to the completion of the third pulp mill construction and lower investment in the Ferrocarril Central project.

Employment, Labor and Wages

Employment

According to estimates by the National Statistics Institute, the employment rate stood at 59.8% in December 2024 compared to 58.9% in December 2023, and the unemployment rate stood at 7.4% in December 2024, compared to 7.8% in December 2023.

Wages

For the 12-month period ended December 31, 2024, average real wages increased by 2.6% compared to a 3.7% growth for the 12-month period ended December 31, 2023.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the 12-month period ended December 31, 2024 totaled US$10,215 million, compared to US$9,220 million for the same period in 2023. Merchandise imports totaled US$11,697 million for the 12-month period ended December 31, 2024, compared to US$11,727 million for the 12-month period ended December 31, 2023.

Merchandise trade for the 12-month period ended December 31, 2024 recorded a deficit of US$1,481 million, reflecting a 41% reduction compared to the US$2,506 million deficit for the 12-month period ended December 31, 2023.

FOREIGN TRADE ON SERVICES

In the nine-month period ended September 30, 2024, gross tourism receipts increased by 1.1% and the number of tourist arrivals increased by 13.7%, compared to the same period in 2023. In addition, between July and September 2024, 718,083 people visited Uruguay, generating estimated revenues of US$309 million.

BALANCE OF PAYMENTS

Current Account

In the 12-month period ended September 30, 2024, Uruguay’s current account recorded a deficit of US$882 million (1.1% of GDP), compared to a deficit of US$3,073 million (4.0% of GDP) for the 12-month period ended September 30, 2023. The improvement of the current account balance in dollar terms was primarily driven by a higher surplus in the merchandise and services trade balance.

Capital Account

In the 12-month period ended September 30, 2024, the capital account recorded a surplus of US$3.7 million, compared to a surplus of US$3.3 million during the 12-month period ended September 30, 2023.

Financial Account

During the 12-month period ended September 30, 2024, the financial account recorded a surplus of US$243 million, compared to a deficit of US$2,813 million during the 12-month period ended September 30, 2023. This deficit reduction was mainly due to a reduction in net FDI inflows.

Errors and Omissions Account

During the 12-month period ended September 30, 2024, the errors and omissions account totaled US$1,121 million, compared to US$257 million during the 12-month period ended September 30, 2023.

International Reserves

As of December 31, 2024, Banco Central’s international reserve assets totaled US$17.4 billion (of which gold represented US$8.7 million). This amount includes US$7.0 billion of reserves and voluntary deposits of the financial sector, including US$3.4 billion of public banks, with Banco Central.

MONETARY POLICY AND INFLATION

Monetary Policy

On December 23, 2024, the Monetary Policy Committee decided to increase the Monetary Policy Rate by 25 basis points to 8.75%.

Inflation

The following tables show changes in consumer prices (CPI) and wholesale prices (WPI) for the period indicated.

Changes in CPI

(% change from previous year at period end)

CPI
For the twelve months ended January 31, 2025	5.05%

Source: National Institute of Statistics.

Changes in WPI

(% change from previous year at period end)

WPI
For the twelve months ended December 31, 2024	11.29%

Source: National Institute of Statistics.

In the 12-month period ended January 31, 2025, the CPI reached 5.05%, marking 20 consecutive months within the Central Bank’s target range.

The weighted average annual interest rate for 91 to 180-day term deposits in U.S. dollars in the banking system was 3.3% and 2.7% in December 2024 and December 2023, respectively. The weighted average annual interest rate for 91 to 180-day term deposits in pesos in the banking system was 7.6% and 7.7% in December 2024 and December 2023, respectively.

The following table shows the value in pesos of the UI as of January 31, 2025:

UI
Value in pesos as of January 31, 2025	Ps. 6,1901

Source: National Institute of Statistics.

The following table shows the value in pesos of the UP as of January 31, 2025:

UP
Value in pesos as of January 31, 2025	Ps. 1,62770

Source: National Institute of Statistics.

Foreign Exchange Market

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the period indicated.

Exchange Rates (1)

(pesos per US$)

	High	Low	Average	Period-End
For the 12 months ended December 31, 2024	44,728	37,507	40,236	44,066

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

FISCAL FINANCES AND PUBLIC SECTOR DEBT

Fiscal Policy and Fiscal Outcomes

In the 12-month period ended December 31, 2024, Uruguay’s overall public sector deficit represented approximately 4.0% of GDP (based on preliminary nominal GDP data), compared to an overall public sector deficit of 3.5% of GDP in the 12-month period ended December 31, 2023. Excluding inflows to the public social security trust fund from changes to Uruguay’s social security system known as “Cincuentones Law” (estimated at 0.1% of GDP in the 12-month period ended December 31, 2024), Uruguay’s overall public sector deficit stood at 4.1% of GDP in the 12-month period ended December 31, 2024 (based on preliminary nominal GDP data), compared to 3.6% of GDP in the 12-month period ended December 31, 2023.

In the 12-month period ended December 31, 2024, Uruguay’s Central Government-Banco de Previsión Social (“BPS”) deficit represented approximately 3.2% of GDP (based on preliminary nominal GDP data), compared to an overall public sector deficit of 3.0% of GDP in the 12-month period ended December 31, 2023. Excluding inflows to the public social security trust fund from changes to Uruguay’s Cincuentones Law (estimated at 0.1% of GDP in the 12-month period ended December 31, 2024), Uruguay’s overall public sector deficit stood at 3.4% of GDP in the 12-month period ended December 31, 2024 (based on preliminary nominal GDP data), compared to 3.2% of GDP in the 12-month period ended December 31, 2023.

Central Government Debt

The following table sets forth information regarding the debt of the central government outstanding as of June 30, 2024.

Central Government Debt

	As of June 30, 2024
Gross Debt (in millions)	US$	47,596
Of which
(% in foreign currency)		44.3
(% in local currency)		55.7
Of which
Nominal		9.3
CPI-linked		28.5
Wage-linked		17.9
Average maturity (in years)		12.3
Net Debt (in millions)	US$	44,217

Source: Sovereign Debt Report, Third Quarter 2024.

The Ministry of Economy and Finance authorities will announce, in mid-February 2025, the latest estimated numbers on gross and net debt to GDP of the central Government for 2024.

Targets and Projections for the Three Pillars of the Fiscal Rule

On June 28, 2024, the government submitted to Congress a draft bill containing the annual budget review with a fiscal performance report for the 2023 fiscal year (the “2023 Rendición de Cuentas”), as required by Article 214 of the Constitution of Uruguay. The bill was approved by Congress on September 20, 2024 (Law No. 20,359).

The fiscal performance report laid out the indicative targets for two pillars of the central government’s fiscal rule for 2024: (i) the indicative target for the structural fiscal balance, set at 2.9% of GDP, and (ii) the indicative target for the annual percentage change in real primary expenditure, set at 2.8% (aligning with the estimated potential real GDP growth). The legal limit for the Central Government´s net indebtedness in 2024 was US$2.3 billion, as established in the 2022 Rendición de Cuentas.

The Ministry of Economy and Finance estimated that, for the first time since the fiscal rule was introduced in 2020, the indicative targets for the first two pillars would not be met in 2024. The structural deficit was projected to reach 3.4% of GDP, exceeding the target of 2.9%, and primary real expenditures were expected to increase 4.7% year on year, surpassing the 2.8% target.

In the fiscal performance report, net indebtedness for 2024 was projected at US$2.294 billion, slightly below the legal limit of US$2.3 billion. On December 16, 2024, the government invoked a legal safeguard clause to increase the net indebtedness limit by 30% (to an augmented limit of US$2.990 billion). This decision was driven by a greater-than-expected reduction in inflation during 2023 and 2024, resulting from changes in relative prices, which affected central government tax revenues in 2024. This created a fiscal shortfall for 2024 compared to projections in the 2022 Rendición de Cuentas (Law No. 20,212), when the net indebtedness limit for 2024 was established.

The methodological compliance with the calculation of the structural fiscal balance of the fiscal rule each year is validated by the independent Fiscal Advisory Council (“FAC”) in February of the subsequent year. The Ministry of Economy and Finance authorities will announce the outturn on the three pillars of the fiscal rule for 2024 in mid-February 2025.